UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2012

Commission File Number: 001-34959

AUSTRALIA ACQUISITION CORP.

(Name of Registrant)

Level 9 Podium, 530 Collins Street

Melbourne VIC 3000

Australia

 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.      Yes ☐No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

EXPLANATORY NOTE

The Company is filling this Form 6-k/a solely for the purpose of correcting a typographical error which was included in the heading of the press release issued on September 11, 2012. A copy of the press release, revised to correct the typographical error in the heading, is being provided as Exhibit 99.1 to this Report.

On September 11, 2012, Australia Acquisition Corp. (the “Company”) filed an amendment to its Schedule TO, the Offer to Purchase dated July 17, 2012 and the related materials (in each case, as amended, restated, supplemented or otherwise modified, collectively, the “Tender Offer Documents”), in response to comments received by the Securities and Exchange Commission. As part of the amendment, the Company has extended the expiration of the Tender Offer until 5:00 p.m. EDT on October 12, 2012. The Tender Offer was previously scheduled to expire at 5:00 p.m. EDT on September 13, 2012.

In addition, the Company has also announced that Shareholders of record immediately following the expiration date, after giving effect to the Company’s acceptance of all Ordinary Shares validly tendered and not properly withdrawn, and immediately prior to the consummation of the Transaction (the “Record Date”), will be entitled to receive one additional Ordinary Share (each, a “Dividend Share”) for every two Ordinary Shares held by such Shareholders as of the Record Date. Each of the officers and directors of the Company have agreed to immediately forfeit to the Company any Dividend Shares to which such officer or director would be entitled in exchange for no consideration.

Payment of the Dividend Shares is contingent upon the closing of the Transaction and will be made as soon as practicable after the closing, in each case subject to applicable law and the Company’s Articles of Association (including any necessary amendments thereto in connection with the issuance and delivery of such Dividend Shares). The Dividend Shares are being issued in addition to the previously disclosed consent fee that was issued to Shareholders who approved the amendment to Company’s Articles of Association.

Press Release

On September 11, 2012, the Company issued a press release announcing the amendment to the Tender Offer Documents, the extension of the expiration date of the Tender Offer and the issuance of the Dividend Share. A copy of the press release is being provided as Exhibit 99.1 to this Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 11, 2012	AUSTRALIA ACQUISITION CORP.

	By:	/s/ Peter Ziegler
		Name:	Peter Ziegler
		Title:	Chairman of the Board and Chief Executive Officer

Exhibit Index

Exhibit Number	Description
99.1	Press release dated September 11, 2012.